Exhibit 99.4

February 14, 2017

Mr. Tom Olle

Lonestar Resources, Inc.

600 Bailey Avenue, Suite 200

Fort Worth, TX 76107

                 Re: Lonestar Resources, Inc.

           Estimate of Reserves and Revenues

          2016 SEC Year-End Pricing

           “As of” January 1, 2017

Dear Mr. Olle:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Lonestar Resources, Inc. (Lonestar).  The undeveloped locations included herein have been classified as Proved, Probable, or Possible per the guidelines established by the Society of Petroleum Engineers (SPE) and the Securities and Exchange Commission (SEC).  At the request of Lonestar, this report was prepared utilizing a provided 2016 SEC Year-End pricing scenario.

Our conclusions, as of January 1, 2017, are as follows:

Report Qualifications

Purpose of Report –The purpose of this report is to provide Lonestar and its financial advisors with an estimate of future reserves and net revenues attributable to certain interests owned by Lonestar effective January 1, 2017.

Scope of Work – W.D. Von Gonten & Co. was engaged by Lonestar to estimate the remaining reserves and future production forecasts associated with the producing and undeveloped properties included in this report. Once reserves were estimated, future net revenues were determined utilizing a provided 2016 SEC Year-End pricing scenario.

Reporting Requirements – The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 requires oil and gas reserve information to be reported by publicly held companies as supplemental financial information. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on constant prices and costs.

The Securities and Exchange Commission Regulation S-X definitions of proved reserves are as follows:

Proved Reserves; Securities and Exchange Commission Regulation S-X §210.4-10(a)(22)

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

     Developed Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(6)

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

    Undeveloped Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(31)

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves

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be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

The estimated Proved reserves herein have been prepared in conformance with all SEC definitions and requirements in the above referenced publications as well as all SPE, WPC, AAPG, and SPEE definitions and requirements.  The estimated Probable and Possible reserves herein have been included at the request of Lonestar as is their option according to the SEC.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2017 through December 31, 2017.

Property Discussion

The Lonestar properties include producing and undeveloped locations located in Brazos, Dimmit, Frio, Gonzales, LaSalle, Robertson, and Wilson Counties, Texas.  Lonestar currently owns interests in 70 Proved Developed Producing (PDP) horizontal Eagle Ford shale wells, of which, Lonestar currently operates 64 of the producing wells, while Modern Exploration, Inc. (Modern) operates the remaining six wells.  As of December 31, 2016, the current gross production rates from all of the producing wells are approximately 4,050 barrels of oil and 13,200 Mcf of gas per day.

Currently, there are 75 Proved Undeveloped (PUD) locations to be completed in the Eagle Ford shale and will be operated by Lonestar. The first well is scheduled to start producing in April 2017. In addition, there are 41 Probable Undeveloped and 25 Possible Undeveloped locations also planned to target the Eagle Ford shale.

Reserves Estimates

Producing and Non-Producing Properties – Reserve estimates for the PDP and Proved Non-Producing (PNP) properties were based on volumetric calculations, log analysis, decline curve analysis, and/or analogy to nearby production.  Where applicable, these estimates were further supported by rate transit analysis and/or numerical reservoir simulation as part of a shale field study conducted by us independent of this report.

Undeveloped Properties – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and reservoir simulation.  In addition, W.D. Von Gonten & Co. has performed a field study of the Eagle Ford shale play independent of this report.  Our conclusions from that field study have fortified our confidence in the producing and undeveloped reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on SEC Year-End pricing guidelines. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices.  The provided scenario utilized for this report is a price

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of $42.75 per barrel of oil and $2.48 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead.  Pricing differentials are typically utilized to account for transportation charges, geographical differentials, quality adjustments, any marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.  Lonestar provided historical pricing data for the twelve month time period ended November 2016.  W.D. Von Gonten & Co. applied the historical averages extracted from the pricing data for this report.

The natural gas liquids (NGL) price differential utilized in this evaluation was based on a comparison of the historical price received versus the average NYMEX oil price.

A gas volume shrinkage factor has been applied to each property.  This shrinkage accounts for any line loss, generation of NGLs, and/or fuel usage before the actual sales point.

Operating Expenses and Capital Cost

Historical monthly operating expense data ranging from December 2015 through November 2016 for the properties were provided by Lonestar.  W.D. Von Gonten & Co. applied a combination of fixed and variable monthly expenses to each individual property.

Capital costs necessary to perform well completion operations and to develop undeveloped locations were supplied by Lonestar.  Where available, these costs were verified from actual recent work in the area of interest and/or provided Authorities for Expenditures (AFEs).

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment procedures associated with these properties were supplied by Lonestar for the purposes of this report.  As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption.  A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources – Data furnished by Lonestar included basic well information, lease acreage maps, ownership interests, completion and drilling reports, pricing contracts, and daily production data.  Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report.  The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.  The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2017 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines.  Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

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We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.

Thank you for the opportunity to assist Lonestar Resources, Inc. with this project.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

Taylor D. Matthes

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